Peptide Technologies Inc.

(dba Eternelle Skincare Products)

5348 Vegas Drive, Suite 177

Las Vegas, NV  98108-2347

Phone: 702.805.7525

January 23, 2020

United States

Security and Exchange Commission

Washington, DC  20549

                        Re:       Peptide Technologies, Inc.

                                    Form 10-K for the Fiscal Year Ended March 31, 2019

                                    Filed June 24, 2019

                                    File No. 000-53230

Dear Ms. Mariner:

You requested that we amend our Form 10-K to provide all disclosures required by Item 308 of Regulation S-K. As required by Item 308(a)(2), provide a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting. Pursuant to Item 308(a)(3), provide management's conclusion regarding the effectiveness of your internal control over financial reporting, including a statement as to whether or not internal control over financial reporting was effective.

The following paragraph has been included along with a statement that the internal control over financial reporting was effective.

Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting. This assessment was based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in Internal Control – Integrated Framework, management concluded that the Company maintained effective internal control over financial reporting as of March 31, 2019, as such term is defined in Exchange Act Rule 13a-15(f).

Internal controls for Peptide Technologies Inc. were presented and accepted by the Board as of February 23, 2019.  In connection with the preparation of this Annual Report on Form 10-K for the year ended March 31, 2019, our Chief Executive Officer and Chief Financial Officer have concluded that our internal controls and procedures over financial reporting were effective as of March 31, 2019.

Sincerely,

Irene Getty

CFO  Peptide Technologies, Inc.